

Mail Stop 3030

September 8, 2017

Via E-mail
Bradley M. Halverson
Group President and Chief Financial Officer
Caterpillar, Inc.
100 NE Adams Street
Peoria, Illinois 61629

> **Re:** **Caterpillar, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 15, 2017**
> **File No. 001-00768**

Dear Mr. Halverson:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery